Exhibit 99.1

NIP Group Inc. Announces Closing of its Initial Public Offering and Partial Exercise of Underwriters' Option to Purchase Additional ADSs

STOCKHOLM, July 29, 2024 /GLOBE NEWSWIRE/ -- NIP Group Inc. (NASDAQ: NIPG) ("NIP" or the "Company"), a leading esports organization with expansive global footprint by virtue of its operations across Asia, Europe, and South America, today announced the closing of its initial public offering of 2,250,000 American depositary shares ("ADSs") at a price of US$9.00 per ADS. In addition, the underwriters partially exercised their option to purchase an additional 182,526 ADSs at the initial public offering price on July 26, 2024. Each ADS represents two Class A ordinary shares of the Company. The exercise of the underwriters' option closed concurrently today. NIP's ADSs began trading on the Nasdaq Global Market on Friday, July 26, 2024, under the ticker symbol "NIPG."

Mario Ho, Chairman and co-CEO of NIP Group, commented, “Creating extraordinary esports experiences and connecting dreams worldwide remains the core mission of NIP Group, driving our continuous progress. The successful completion of our IPO, especially amidst current capital market fluctuations, along with the underwriters partially exercising their greenshoe option, demonstrates strong investor confidence in our business model and growth prospects. This milestone not only validates our journey so far but also positions us for an exciting future. The capital injection from this IPO will fuel our ambitious market expansion plans, allowing us to further solidify our position as a global leader in esports. We're committed to leveraging this opportunity to accelerate our growth, enhance our offerings, and create even greater value for both our passionate esports community and our shareholders worldwide.”

US Tiger Securities, Inc. acted as lead underwriter and representative of the underwriters for the offering. GF Securities (Hong Kong) Brokerage Limited, CLSA Limited and Kingswood Capital Partners, LLC acted as co-managers for the offering.

A registration statement relating to these securities has been filed with, and became effective by, the United States Securities and Exchange Commission (“SEC”). This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering has been made only by means of a prospectus forming part of the effective registration statement. A final prospectus relating to and describing the terms of the offering has been filed with the SEC and is available on the SEC's website at www.sec.gov. Copies of the final prospectus may be obtained by contacting US Tiger Securities, Inc., at 437 Madison Avenue, 27th Floor, New York, New York 10022, or by telephone at +1 646-978-5188.

About NIP Group Inc.

NIP Group Inc. is a leading esports organization with the most expansive global footprint by virtue of its operations across Asia, Europe and South America. Among the top ten esports titles in the world in terms of prize pool, it wins in tier-1 world tournaments in CS:GO, Honor of Kings, Rainbow Six and FIFA represent more unique game titles with top-tier wins than any other esports organization as of January 31, 2023. NIP Group Inc. was founded based on a passion for esports and belief that esports can create the same types of historical and legendary experiences and memories as traditional sports have for the past century.

NIP Group Inc. operates two esports brands: Ninjas in Pyjamas and eStar Gaming. Ninjas in Pyjamas, its PC/console esports brand, was founded in 2000 in Sweden, while eStar Gaming, its mobile esports brand, was founded in 2014 in China. Competing at the highest levels in multiple esports titles over two decades, Ninjas in Pyjamas has earned recognition as one of the most storied, recognized and iconic brands in the esports world. At the same time, eStar Gaming, its mobile esports brand, is the top team in the Honor of Kings King Pro League (KPL), one of the most successful teams in KPL history in terms of titles and widely considered to be the most successful mobile esports team in the world. NIP Group Inc. has a comprehensive portfolio of esports teams, competing at the highest level in video game titles such as League of Legends, CS: GO, Honor of Kings, Rainbow Six, Rocket League, Fortnite and Call of Duty Mobile.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations

Tel: +46 8133700

Email: IR@nipgroup.gg

ICR, LLC

Robin Yang

Tel: +1 (212) 537-3847

Email: Nipgroup.IR@icrinc.com

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